SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

BIOLIFE SOLUTIONS, INC.
(Name of Issuer)

Common stock, no par value per share
(Title of Class of Securities)

09062W204
(CUSIP Number)

July 12, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP	13G	Page 2 of 8 Pages
No. 09062W204

1	NAME OF REPORTING PERSON:
Sandler Capital Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
769,040

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
769,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
769,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON*
IA

CUSIP	13G	Page 3 of 8 Pages
No. 09062W204

1	NAME OF REPORTING PERSON:
Andrew Sandler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
769,040

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
769,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
769,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON*
IN

CUSIP	13G	Page 4 of 8 Pages
No. 09062W204

1	NAME OF REPORTING PERSON:
Sandler Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
59,484

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
59,484

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,484

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%

12	TYPE OF REPORTING PERSON*
CO

CUSIP	13G	Page 5 of 8 Pages
No. 09062W204

1	NAME OF REPORTING PERSON:
Sandler Plus Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
522,736

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
522,736

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
522,736

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%

12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 09062W204	13G	Page 6 of 8 Pages

ITEM 1(a).	NAME OF ISSUER:

BIOLIFE SOLUTIONS INC.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3303 Monte Villa Parkway
Suite 310
Bothwell WA 98021

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is jointly filed by and on behalf of the following persons (the “Reporting Persons”):

(i)	Sandler Capital Management
(ii)	Andrew Sandler
(iii)	Sandler Plus Master Fund, Ltd.
(iv)	Sandler Master Fund, Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G is located at 711 Fifth Floor, New York, NY 10022.

ITEM 2(c).	CITIZENSHIP:

(i)	Sandler Capital Management	a New York general partnership
(ii)	Andrew Sandler	a United States citizen resident in New York
(iii)	Sandler Master Fund, Ltd.	a Cayman Islands exempted company
(iv)	Sandler Plus Master Fund, Ltd.	a Cayman Islands exempted company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value per share

ITEM 2(e).	CUSIP Number:

09062W204

CUSIP No. 09062W204	13G	Page 7 of 8 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable.

ITEM 4.	OWNERSHIP:

This statement is jointly filed by and on behalf of each of Sandler Capital Management, Andrew Sandler, Sandler Master Fund, Ltd. and Sandler Plus Master Fund, Ltd. Sandler Capital Management provides investment advice to Sandler Master Fund, Ltd. and Sandler Plus Master Fund, Ltd. and various other accounts (the “Managed Portfolios”). Andrew Sandler is the Managing Director of Sandler Capital Management. As a result, Sandler Capital Management and Andrew Sandler may be deemed to beneficially own and have the power to exercise or to direct the exercise of such voting and/or dispositive power with respect to the Issuer’s Common Stock held by the Managed Portfolios.

1.	Sandler Capital Management:

(a)       Amount beneficially owned:   769,040(1) shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)       Percent of class: 5.1%

(c)       Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 0 shares

(ii)   Shared power to vote or to direct the vote: 769,040(1) shares

(iii)  Sole power to dispose or to direct the disposition of: 0 shares

(iv)  Shared power to dispose or to direct the disposition of: 769,040(1) shares

2.	Andrew Sandler:

(a)       Amount beneficially owned:   769,040(1) shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)       Percent of class: 5.1%

(c)       Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 0 shares

(ii)   Shared power to vote or to direct the vote: 769,040(1) shares

(iii)  Sole power to dispose or to direct the disposition of: 0 shares

(iv)  Shared power to dispose or to direct the disposition of: 769,040(1) shares

3.	Sandler Master Fund, Ltd.

(a)       Amount beneficially owned:   59,484 shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)       Percent of class: 0.4%

(c)       Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 59,484 shares

(ii)   Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 59,484 shares

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

4.	Sandler Plus Master Fund, Ltd.

(a)       Amount beneficially owned:   522,736 shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)       Percent of class: 3.5%

(c)       Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 522,736 shares

(ii)   Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 522,736 shares

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

(1)	Includes 186,820 shares of Common Stock beneficially owned by separately managed accounts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

See Exhibit A for Joint Filing Agreement.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 09062W204	13G	Page 8 of 8 Pages

ITEM 10.	CERTIFICATION

By signing below each party certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018	SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner
By: /s/ Moira Mitchell
Name: Moira Mitchell
Title: President

Dated: July 20, 2018	By: /s/ Andrew Sandler
Name: Andrew Sandler

Dated: July 20, 2018	SANDLER MASTER FUND LTD.

By: /s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

Dated: July 20, 2018	SANDLER PLUS MASTER FUND LTD.

By: /s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of BIOLIFE SOLUTIONS, INC. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: July 20, 2018	SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner
By: /s/ Moira Mitchell
Name: Moira Mitchell
Title: President

Dated: July 20, 2018	By: /s/ Andrew Sandler
Name: Andrew Sandler

Dated: July 20, 2018	SANDLER MASTER FUND LTD.

By: /s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

Dated: July 20, 2018	SANDLER PLUS MASTER FUND LTD.

By: /s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director